# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WISeQey Corp., CIK 0001738699
CUSIP: G9724F105
Title of class of securities: Ordinary Shares (f/k/a Class B Ordinary Shares of WISeKey International Holding AG)
Address of issuer's principal executive offices: c/o WISeKey International Holding AG, General-Guisan-Strasse 6, Zug, Switzerland (V8), CH-6300
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0001801038
Persons authorized to receive notices and communications: Carlos Moreira, c/o WISeQey Corp., Craigmuir, Chambers, Road Town, Tortola, Virgin Islands British (D8), VG 1110, 41225943000

## Reporting persons
- Carlos Moreira (CIK 0001801038): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 373,903; shared voting power 0; sole dispositive power 373,903; shared dispositive power 0; aggregate amount beneficially owned 373,903 (9% of the class)
  Comment: (1) This Schedule 13D relates to the securities of WISeQey Corp. ("WISeQey" or the "Issuer"), as successor to WISeKey International Holding AG ("WISeKey"). Prior to the completion of the cross-border merger (the "Merger") on October 1, 2026, this Schedule 13D related to the following classes of securities of WISeKey: Class B ordinary shares ("Class B Shares"), nominal value CHF 0.10 per share (represented in part by American Depositary Shares), and Class A ordinary shares, nominal value CHF 0.01 per share ("Class A Shares").
  
  Following the Merger, the Reporting Person's WISeKey Class B Shares were exchanged for ordinary shares of WISeQey ("WISeQey Ordinary Shares") and the Reporting Person's WISeKey Class A Shares were exchanged for Class F Shares of WISeQey ("WISeQey Class F Shares"). Due to EDGAR structured data (XML) filing requirements effective for Schedule 13D filings, the cover page's numeric boxes (Rows 7 through 13) are limited to a single class of security and relate solely to the WISeQey Ordinary Shares. The amount of shares reported above relate to the WISeQey Ordinary Shares and include WISeQey Ordinary Shares issuable upon conversion of the WISeQey Class F Shares. Every ten (10) WISeQey Class F Shares are convertible at any time, at the option of the holder, into one WISeQey Ordinary Share. This comment shall serve as full disclosure of the Reporting Person's beneficial ownership of the WISeQey Class F Shares. As of the date hereof, the Reporting Person has sole voting power and sole dispositive power over 1,811,641 WISeQey Class F Shares (representing the exchange of 1,811,641 WISeKey Class A Shares), and no shared voting or dispositive power over any WISeQey Class F Shares. The CUSIP listed on the cover page applies to the WISeQey Ordinary Shares.
  
  (2) The Reporting Person's WISeQey Ordinary Shares of 373,903 consists of (i) 171,174 WISeQey Ordinary Shares held directly (representing the exchange of 171,174 WISeKey Class B Shares), (ii) 742 WISeQey Ordinary Shares held pursuant to the Share Exchange Undertaking (as defined in Item 3) (representing the exchange of 742 WISeKey Class B Shares), (iii) 20,823 WISeQey Ordinary Shares represented by 41,647 ADSs (representing the exchange of 41,647 WISeKey ADSs, each of which was exchanged for one-half of one WISeQey Ordinary Share), and (iv) 181,164. WISeQey Ordinary Shares issuable upon conversion of 1,811,641 WISeQey Class F Shares (representing the exchange of 1,811,641 WISeKey Class A Shares).
  
  (3) Prior to the Merger, on June 30, 2023, WISeKey effected a reverse stock split with a different consolidation ratio applied to Class A Shares and Class B Shares (1-for-25 for Class A Shares and 1-for-50 for Class B Shares).
  
  (4) Prior to the Merger, on June 22, 2022, WISeKey effected a 1-for-2 reverse split of its American Depositary Shares ("ADSs"), changing the ADS ratio from one ADS representing 5 Class B Shares to one ADS representing 10 Class B Shares. On July 5, 2023, in connection with a 50-for-1 reverse stock split of WISeKey's Class B Shares, WISeKey effected a 1-for-2.5 reverse split of its ADSs. In connection with the Merger, the WISeKey ADS program was terminated and each WISeKey ADS was exchanged for one-half of one WISeQey Ordinary Share.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares (f/k/a Class B Ordinary Shares of WISeKey International Holding AG)
Name of issuer: WISeQey Corp.
Address of issuer's principal executive offices: c/o WISeKey International Holding AG, General-Guisan-Strasse 6, Zug, Switzerland (V8), CH-6300
Comment:
Explanatory Note:

This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the Schedule 13D originally filed by Carlos Moreira (the "Reporting Person") on January 27, 2020 with the Securities and Exchange Commission (the "SEC") with respect to the Class B Shares, nominal value CHF 0.10 per share ("Class B Shares"), of WISeKey International Holding AG, a Swiss corporation ("WISeKey"), as amended by Amendment No. 1 filed on March 16, 2020, Amendment No. 2 filed on January 27, 2021, and Amendment No. 3 filed on November 30, 2021 (together, the "Schedule 13D"). Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 4 is being filed to report: (i) changes in the Reporting Person's beneficial ownership of Class A Shares, nominal value CHF 0.01 per share ("Class A Shares"), and Class B Shares (including Class B Shares represented by American Depositary Shares ("ADSs")) of WISeKey that have occurred between July 7, 2022 and October 1, 2026, including a reverse stock split effected by WISeKey, open-market purchases of Class B Shares and ADSs, grants of additional stock options, and exercises of stock options; and (ii) the completion of the cross-border merger (the "Merger") and redomiciliation of WISeKey from Switzerland to the British Virgin Islands, which became legally effective on October 1, 2026, pursuant to which WISeKey merged with and into WISeQey Corp., a British Virgin Islands business company and wholly owned subsidiary of WISeKey ("WISeQey" or the "Issuer"), with WISeQey surviving as the successor issuer. Following completion of the Merger, the Reporting Person's Class B Shares and Class A Shares of WISeKey were exchanged for ordinary shares and Class F Shares, respectively, of WISeQey. The principal executive offices of the Issuer are located at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110. The Reporting Person acknowledges that he did not file amendments to the Schedule 13D within the time period required by Rule 13d-2(a) with respect to certain of these events.

The date listed on the cover page of this Amendment as the "Date of Event Which Requires Filing of This Statement" reflects the most recent event giving rise to an obligation to amend the Schedule 13D. A complete chronological description of each event that necessitated an amendment during the foregoing period, including the date, nature, and details of each such event, is set forth in Items 3, 4, 5, and 6 below.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby supplemented as follows:

The Reporting Person is Carlos Moreira, a citizen of Switzerland. The Reporting Person's business address is c/o WISeQey Corp., Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The Reporting Person's present principal occupation is serving as Chairman of the Board of Directors and Chief Executive Officer of the Issuer (WISeQey).

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

Open-Market Purchases: The Reporting Person purchased Class B Shares and ADSs on the open market in the following individual transactions, each funded with the Reporting Person's personal funds, consistent with the "OO" (Other) source-of-funds designation reported in the Schedule 13D:

October 25, 2023: purchase of 10,000 Class B Shares.

October 25, 2023: purchase of 4,892 Class B Shares.

October 26, 2023: purchase of 1,567 Class B Shares.

October 26, 2023: purchase of 2,935 Class B Shares.

October 27, 2023: purchase of 868 Class B Shares.

October 30, 2023: purchase of 440 Class B Shares.

November 2, 2023: purchase of 2,100 Class B Shares.

November 9, 2023: purchase of 20,000 ADSs.

November 10, 2023: purchase of 500 Class B Shares.

November 13, 2023: purchase of 4,500 Class B Shares.

November 15, 2023: purchase of 3,000 Class B Shares.

May 12, 2026: purchase of 8,000 Class B Shares.

May 12, 2026: purchase of 17,647 ADSs.

May 21, 2026: purchase of 13,660 Class B Shares.

* In preparing this Amendment No. 4, the Reporting Person analyzed his open-market purchases of Class B Shares and ADSs to determine which acquisitions, if any, independently triggered an amendment obligation under Rule 13d-2(a) of the Securities Exchange Act of 1934. Under Rule 13d-2(a), an acquisition of beneficial ownership of securities "in an amount equal to one percent or more of the class of securities shall be deemed 'material'" and requires the filing of an amendment within two business days after the date of such change. In applying this standard, the Reporting Person aggregated all purchases occurring within each rolling 60-day window and compared the aggregate shares acquired to the total Class B Shares outstanding at the time of the final transaction in each cluster.

Option Grants. The Reporting Person was granted the following stock options pursuant to the WISeKey Employee Stock Option Plan (as amended):

December 14, 2022: grant of options to purchase 1,835,506 Class B Shares, as part of the Reporting Person's compensation for fiscal year 2022. The options may be exercised at any time on or before December 13, 2029, at an exercise price per option equal to CHF 0.05 per Class B Share.

December 18, 2024: grant of options to purchase 20,000 Class B Shares, as part of the Reporting Person's compensation for fiscal years 2023 and 2024. The options may be exercised at any time on or before December 17, 2031, at an exercise price per option equal to CHF 0.10 per Class B Share.

Option Exercises. On May 8, 2026, the Reporting Person exercised previously granted employee stock options. The exercise resulted in delivery of 68,225 Class B Shares on June 2, 2026, and delivery of 218,180 Class A Shares on June 5, 2026. The payment of the exercise price was paid from the personal funds of the Reporting Person.

Share Exchange Undertaking: Pursuant to a share exchange undertaking (the "Share Exchange Undertaking"), on February 6, 2016, the Reporting Person and Peter Ward entered into a Share Exchange Agreement (the "Share Exchange Agreement"), pursuant to which Mr. Ward agreed to transfer 185,475 Class A Shares to the Reporting Person in exchange for 37,095 Class B Shares (the "Transaction"). The Reporting Person may invoke this exchange at any time. The terms of the Share Exchange Agreement are incorporated herein by reference and attached as Exhibit 16.

Redomiciliation Merger. On June 26, 2026, WISeKey entered into a merger agreement (the "Merger Agreement") with WISeQey Corp. (formerly known as WISeKey International Corp.), a British Virgin Islands business company and a wholly owned subsidiary of WISeKey ("WISeQey"), pursuant to which WISeKey merged with and into WISeQey, with WISeQey surviving the merger as the publicly traded parent company and successor to WISeKey (the "Merger"). The Merger was approved by the shareholders of WISeKey at an extraordinary general meeting (the "EGM") held on September 9, 2026. The Merger became legally effective on October 1, 2026. In connection with the completion of the Merger: (i) each WISeKey ADS was exchanged for one-half of one WISeQey ordinary share; (ii) each WISeKey Class B Share was exchanged for one WISeQey ordinary share (unless the holder elected to receive WISeQey Class B shares, in which case each WISeKey Class B Share was exchanged for ten WISeQey Class B shares); and (iii) each WISeKey Class A Share was exchanged for one WISeQey Class F Share (unless the holder elected to receive WISeQey Class B shares, in which case each WISeKey Class A Share was exchanged for one WISeQey Class B share). As a result of the Merger, the WISeKey ADS program was terminated, and the WISeKey Class A Shares and Class B Shares were cancelled and exchanged for the applicable WISeQey securities in accordance with the exchange ratios set forth in the Merger Agreement and the elections made by holders.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Person acquired the securities reported herein for investment purposes and as part of his compensation for his service as Chief Executive Officer of WISeKey. The Reporting Person may, from time to time, acquire additional securities of the Issuer, dispose of some or all of such securities, or take other actions with respect to his investment in the Issuer. Any such actions will be dependent upon the Reporting Person's review of, among other things, the business and prospects of the Issuer, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations, and other factors.

The Reporting Person holds his shares and options for investment purposes and to maintain control of the Issuer.

As described in Item 3 above, on June 26, 2026, WISeKey entered into the Merger Agreement with WISeQey to effect the Merger and WISeKey's redomiciliation from Switzerland to the British Virgin Islands. The Reporting Person, in his capacity as Chairman and Chief Executive Officer of WISeKey, approved and supported the Merger. At the EGM held on September 9, 2026, the Reporting Person voted all of his Class A Shares and Class B Shares of WISeKey in favor of the Merger. The Merger became legally effective on October 1, 2026. Following completion of the Merger, the Reporting Person's Class B Shares of WISeKey were exchanged for ordinary shares of WISeQey and the Reporting Person's Class A Shares of WISeKey were exchanged for Class F Shares of WISeQey, in each case in accordance with the exchange ratios set forth in the Merger Agreement. The Reporting Person expects to continue to hold his interest in WISeQey for investment purposes and to maintain control.

Except as set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby deleted and restated in its entirety as follows:

As of the date hereof, following completion of the Merger, the Reporting Person beneficially owned:
(i) 1,811,641 WISeQey Class F Shares (representing the exchange of 1,811,641 WISeKey Class A Shares), representing approximately 99.6% of the outstanding WISeQey Class F Shares as of the date hereof; and (ii) 373,903 WISeQey Ordinary Shares, consisting of (x) 171,174 WISeQey Ordinary Shares held directly (representing the exchange of 171,174 WISeKey Class B Shares), (y) 742 WISeQey Ordinary Shares held pursuant to the Share Exchange Undertaking (representing the exchange of 742 WISeKey Class B Shares), (z) 20,823 WISeQey Ordinary Shares represented by 41,647 ADSs (representing the exchange of 41,647 WISeKey ADSs, each of which was exchanged for one-half of one WISeQey Ordinary Share), and (aa) 181,164 WISeQey Ordinary Shares issuable upon conversion of 1,811,641 WISeQey Class F Shares (representing the exchange of 1,811,641 WISeKey Class A Shares), representing approximately 9.0% of the outstanding WISeQey Ordinary Shares as of the date hereof. As of the date hereof, the Reporting Person's beneficial holdings of WISeQey Class F Shares and WISeQey Ordinary Shares together represent 49.8% of the voting rights of the Issuer based on the total number of outstanding WISeQey Shares as of the date hereof. Each WISeQey Ordinary Share is entitled to one vote per share. Each WISeQey Class F Share is entitled to an adjustable number of voting rights as specified in WISeQey's memorandum and articles of association.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, the number of shares that are beneficially owned by the Reporting Person as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

a. sole power to vote or to direct the vote:

(i) 1,811,641 WISeQey Class F Shares (representing the exchange of 1,811,641 WISeKey Class A Shares); and

(ii) 373,903 WISeQey Ordinary Shares, consisting of (x) 171,174 WISeQey Ordinary Shares (representing the exchange of 171,174 WISeKey Class B Shares), (y) 742 WISeQey Ordinary Shares (representing the exchange of 742 WISeKey Class B Shares), (z) 20,823 WISeQey Ordinary Shares represented by 41,647 ADSs (representing the exchange of 41,647 WISeKey ADSs, each of which was exchanged for one-half of one WISeQey Ordinary Share), and (aa) 181,164 WISeQey Ordinary Shares issuable upon conversion of 1,811,641 WISeQey Class F Shares (representing the exchange of 1,811,641 WISeKey Class A Shares);

b. shared power to vote or to direct the vote: 0

c. sole power to dispose or to direct the disposition:

(i) 1,811,641 WISeQey Class F Shares (representing the exchange of 1,811,641 WISeKey Class A Shares); and

(ii) 373,903 WISeQey Ordinary Shares, consisting of (x) 171,174 WISeQey Ordinary Shares (representing the exchange of 171,174 WISeKey Class B Shares), (y) 742 WISeQey Ordinary Shares (representing the exchange of 742 WISeKey Class B Shares), (z) 20,823 WISeQey Ordinary Shares represented by 41,647 ADSs (representing the exchange of 41,647 WISeKey ADSs, each of which was exchanged for one-half of one WISeQey Ordinary Share), and (aa) 181,164 WISeQey Ordinary Shares issuable upon conversion of 1,811,641 WISeQey Class F Shares (representing the exchange of 1,811,641 WISeKey Class A Shares);

d. shared power to dispose or to direct the disposition: 0
Transactions in the class effected during the past sixty days:
Transactions in the Past 60 Days:

Within the past 60 days, the Reporting Person effected the following transactions in WISeKey Class B Shares and Class A Shares of WISeKey.

May 8, 2026: Exercise of stock options, resulting in delivery of 68,225 Class B Shares of WISeKey (delivered June 2, 2026) and 218,180 Class A Shares of WISeKey (delivered June 5, 2026).

May 12, 2026: Open-market purchase of approximately 8,000 Class B Shares.

May 12, 2026: Open-market purchase of approximately 8,823.5 Class B Shares of WISeKey represented by 17,647 ADSs.

May 21, 2026: Open-market purchase of approximately 13,660 Class B Shares of WISeKey.
On October 1, 2026, in connection with the Merger, the Reporting Person's 192,739 Class B Shares of WISeKey were exchanged for 192,739 WISeQey Ordinary Shares and the Reporting Person's 1,811,641 Class A Shares of WISeKey were exchanged for 1,811,641 WISeQey Class F Shares. The Reporting Person's outstanding options to purchase WISeKey Class B Shares were assumed by WISeQey and converted into options to purchase an equivalent number of WISeQey Ordinary Shares on the same terms and conditions. The Reporting Person's outstanding options to purchase WISeKey Class A Shares were assumed by WISeQey and converted into options to purchase an equivalent number of WISeQey Class F Shares on the same terms and conditions.

Other Persons Known to Have the Right to Receive or the Power to Direct the Receipt of Dividends from, or the Proceeds from the Sale of, Such Securities:

Certain of the Class B Shares were previously subject to a Securities Lending Agreement. The Securities Lending Agreement, as it relates to the Reporting Person's WISeKey shares, was terminated in December 2021.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

In addition to the contracts, arrangements, understandings and relationships previously described in the Schedule 13D, including the Share Exchange Undertaking, the Reconfirmation Agreements, the Share Exchange Agreement, the Option Agreements, and the WISeKey Employee Stock Option Plan (each as previously described), the following additional arrangements are in effect:

Option Agreement for 2022 Compensation: The Reporting Person was granted options to purchase 1,835,506 Class B Shares effective December 31, 2022, pursuant to the WISeKey Employee Stock Option Plan (as amended) and the Option Agreement between WISeKey International Holding Ltd and Carlos Moreira dated December 14, 2022.

Option Agreement for 2023-2024 Compensation: The Reporting Person was granted options to purchase 20,000 Class B Shares for fiscal years 2023 and 2024, pursuant to the WISeKey Employee Stock Option Plan (as amended) and the Option Agreement between WISeKey International Holding Ltd and Carlos Moreira dated December 18, 2024.

Merger Agreement: On June 26, 2026, WISeKey entered into the Merger Agreement with WISeQey to effect the Merger and WISeKey's redomiciliation from Switzerland to the British Virgin Islands.

The Merger Agreement is filed as Exhibit 18 hereto. The Merger became legally effective on October 1, 2026. In connection with the Merger, the Reporting Person's outstanding stock options were assumed by WISeQey and converted into options to purchase the corresponding class of WISeQey shares on the same terms and conditions.

Securities Lending Agreement: The Reporting Person was previously party to a Securities Lending Agreement. The Securities Lending Agreement, as it relates to the Reporting Person's WISeKey shares, was terminated in December 2021.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits are filed (or incorporated by reference) herewith:

Previously Filed Exhibits (incorporated by reference from the Schedule 13D and Amendments Nos. 1-3):

Exhibit 1 -- Option Agreement dated September 27, 2019
Exhibit 2: WISeKey Employee Stock Option Plan, dated September 29, 2016
Exhibit 3 -- Reconfirmation Agreement dated January 24, 2020
Exhibit 4: Securities Lending Agreement, dated June 17, 2019
Exhibit 5 -- Share Exchange Undertaking dated February 6, 2016
Exhibit 6: Share Exchange Agreement, dated January 21, 2021
Exhibit 7 -- Reconfirmation Agreement (Share Exchange Undertaking) dated November 25, 2021
Exhibit 8 -- Share Exchange Agreement dated November 25, 2021
Exhibit 9 -- Option Agreement dated November 25, 2021
Exhibit 10 -- Option Agreement dated November 25, 2021
Exhibit 11 -- WISeKey Employee Stock Option Plan (as amended November 24, 2021)

New Exhibits Filed Herewith:

Exhibit 12 -- Option Agreement between WISeKey International Holding Ltd and Carlos Moreira dated December 14, 2022
Exhibit 13 -- Option Agreement between WISeKey International Holding Ltd and Carlos Moreira dated December 18, 2024
Exhibit 14 -- Class B Shares Option Exercise Notices dated May 6, 2026
Exhibit 15 -- Class A Share Option Exercise Notices dated May 6, 2026
Exhibit 16 -- Merger Agreement dated June 26, 2026
Exhibit 17 -- Share Exchange Agreement dated February 6, 2016
Exhibit 18 -- Press Release dated October 1, 2026 announcing the effectiveness of the Merger

## Signatures
- Carlos Moreira: /s/ Carlos Moreira, Carlos Moreira, Chief Executive Officer (10/08/2026)